BARNETT & LINN
ATTORNEYS AT LAW
60 Kavenish Drive ● Rancho Mirage, CA 92270
www.barnettandlinn.com

WILLIAM B. BARNETT		TELEPHONE: 442-474-7571
Attorney/Principal		wbarnett@wbarnettlaw.com

October 13, 2023

Division of Corporation Finance

Office of technology

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Stephen Krikorian, Accounting Branch Chief
Becky Chow, Senior Staff Accountant
Austin Pattan, Staff Attorney
Jeff Kauten, Staff Attorney

Re:	Eva Live Inc. (“Registrant” and/or “Company”)
Amendment No. 3 to Registration Statement on Form S-1
Filed on July 7, 2023
File No. 333-273162

Gentlemen:

The Registrant hereby files its Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”). The Amendment No. 3 has been revised in accordance with the Commission’s comment letter dated October 12, 2023 (“Comment Letter”). To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No.3 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Amendment No. 2 to Registration Statement on Form S-1 filed on September 25, 2023

Dilution, page 13

1. In accordance with your comment, we have updated the statement “As of June 30, 2023, the net tangible book value of our shares of common stock was $(967,257) or approximately $(0.008) per share based upon 115,847,349 shares issued and outstanding.”

2. In accordance with your comment, we have updated the description to the “increase to present stockholders net tangible book value per share….”.

Consolidated Balance Sheets, page F-4

3. In accordance with your comment, the “Commitments and Contingencies” caption is included on the balance sheet for the period ending June 30, 2023, December 31, 2022, and 2021, the amount column is left blank and not indicated with a dash (-) in our filings. We believe no changes are needed.

Consolidated Statements of Cash Flows, page F-7

4. In accordance with your comments we substantially revised the investing and finance sections to make it more responsive to your Comment 7 in your prior Comment Letter. We have also revised disclosure to ensure that we properly present non-cash activities in accordance with ASC 230-10-50-3 to 50-6.

Note 1. Business Description and Nature of Operations

Recent Significant Transaction-Evamedia Corp. Acquisition, page F-8

5. In accordance with your comment we have provided additional disclosure in the footnotes under the heading “Accounting Changes and Error Corrections (Change in Reporting Entity)” on page F-8 consistent with the requirements of ASC 250-10-50.

Consolidated statements of stockholders equity (deficient), page F-31

6. In accordance with your comment we properly labeled each line item on the consolidated statements of stockholders equity “(deficit)”.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

Barnett & Linn

/s/ William B. Barnett
William B. Barnett

WBB: lg

cc/ Mr. D. Boulette, CEO